ORRICK, HERRINGTON & SUTCLIFFE llp 51 W 52ND STREeT New York, New York 10019-6142 U.S.A. tel +1-212-506-5000 fax +1-212-506-5151 www.orrick.com

Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

December 14, 2015

Arthur C. Sandel
Special Counsel

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Securities Inc. Amendment No. 1 to Registration Statement on Form SF-3 Filed November 30, 2015 File No. 333-207132

Dear Mr. Sandel:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”). We have reviewed your letter dated December 8, 2015 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the first amended registration statement (the “First Amended Registration Statement”) delivered to the Staff on November 30, 2015 and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.

Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our second amended registration statement (the “Second Amended Registration Statement”) submitted herewith. Included with this letter is a clean copy of the Second Amended Registration Statement together with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses. References to page numbers in the Second Amended Registration Statement are to the marked version.

December 14, 2015

General

1.	We note in your supplemental response letter November 30, 2015 that you refer to the “draft registration statement” and first and second draft submissions. In future supplemental responses, please refrain from using the terms “draft” and “submission” as this is an official registration statement that you have filed with the Commission.

The Registrant confirms that it will not use the terms “draft” and “submission” in future supplemental responses.

Important Notice Regarding the Offered Certificates, page 6

2.	We note your response to prior comment 6 and reissue. Please delete the disclaimers under this heading as we continue to believe that they are inconsistent with the anti-waiver provisions of the Securities Act of 1933.

The Registrant has modified page 5 of the Second Amended Registration Statement in response to the Staff’s comment.

Summary of Terms

The Certificates – Distributions – Subordination, Allocation of Losses and Certain Expenses, page 31

3.	We note that, in response to prior comment 4, you have revised to include bracketed disclosure to identify other credit enhancement if applicable. Please revise the form of prospectus, both here and elsewhere as appropriate, to describe fully the credit enhancement reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. In the alternative, please confirm that you will add such credit enhancement by post-effective amendment pursuant to Securities Act Rule 430D(d)(2). Please confirm that such post-effective amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) and Item 1114 of Regulation AB.

The Registrant has modified the Second Amended Registration Statement in response to the Staff’s comment. The Registrant has determined not to include in its Registration Statement provisions related to other forms of credit enhancement and, if it wishes to include structural features including alternative forms of credit

December 14, 2015

enhancement in future transactions, it will do so by filing a post-effective amendment to its Registration Statement.

Description of the Mortgage Pool

Delinquency Information, page 158

4.	We note your revisions in response to prior comment 9 and note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

The Registrant has modified page 160 of the Second Amended Registration Statement in response to the Staff’s comment.

Transaction Parties

Servicers, page 207

5.	While we note your response to prior comment 11, we note that on page 209 a disclaimer related to the information provided by outside servicers and outside special servicers still remains. Please delete.

The Registrant has deleted the disclaimer on page 213 in response to the Staff’s comment.

If you have any questions regarding the foregoing, please contact the undersigned.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Ryan O’Connor, Esq. William C. Cullen, Esq. Hughes Bates, Special Counsel